82-2636

CROSS LAKE MINERALS LTD.

RECEIVED TSX: CRN

2005 FEB 22 A 9:

TICE OF INTERNATIONAL CORPORATE FINANCE

Date:		**Fax:**	202-942-9624
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

[redacted]

05005886

PROCESSED

FEB 23 2005

THOMSON FINANCIAL

dlw 2/23

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

February 16, 2005

12(g) No. 82-2636
Symbol CRN-T

Update of Activities QR Mine Project

Vancouver, British Columbia – Cross Lake Minerals Ltd. (the "Company" or "Cross Lake") is pleased to provide this first report for 2005 on operations at the QR Mine Site, which is located 58 km southeast of Quesnel, BC. Recently the Company reported the completion of the independent analysis of the development of the Northwest, Midwest and West Zones and the recommencement of full mine operations. It is the intention of the Company to contract out the mine development and commissioning of the mill and related facilities. As a result, this study has now been submitted to contractors to allow them to submit bids for this development.

The Company has recently commenced the dewatering of the underground workings of the Midwest Zone. The upper levels of this Zone were partially developed by Kinross Gold Corporation during the previous operation. In addition to the resource defined within the existing workings, diamond drilling by the Company has confirmed that the mineralization continues at depth below these workings. The following table summarizes the significant results from the most recent drilling by the Company into the Midwest Zone extension:

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-03-2026	145.11	158.50	13.39	**5.15**
CL-03-2027	145.50	157.50	12.00	3.60
CL-03-2028	82.50	90.00	7.50	2.28
and	122.00	128.00	6.00	**4.27**
and	155.00	156.50	1.50	3.54
CL-03-2030	85.12	88.00	2.88	2.64
CL-03-2031	101.00	104.00	3.00	2.90
CL-03-2032	9.00	19.04	10.04	**9.00**
and	37.00	43.00	6.00	3.35
and	65.50	75.00	9.50	**4.47**
and	125.00	126.50	1.50	**7.79**
CL-03-2033	33.00	34.50	1.50	**4.50**
and	156.00	168.00	12.00	**4.59**
CL-03-2035	3.05	9.00	5.95	2.09
CL-03-2036	44.00	57.50	13.50	**7.84**

Once the dewatering has been completed geological mapping and sampling of the workings will be undertaken within the developed resource to provide additional information for mine development. In addition, the Company plans to conduct underground diamond drilling to provide detailed information necessary to complete a resource calculation on the extension of the Midwest Zone at depth below the existing workings.

Surface diamond drilling is also continuing to extend the North Zone. This Zone remains the key exploration target on the QR Mine Property due to its size and obvious analogy to the Main Zone that was developed during previous mining operations. The North Zone has been defined by drilling along a strike length of 1000 meters and appears to continue for up to 1500 meters. As such it is the largest Zone of mineralization on the Property and has the potential to host a significant additional resource to that which is defined for development within the West, Northwest and Midwest Zones.

Cont'd...

Cross Lake is continuing to work towards the recommencement of mining operations on the QR Mine Property. The recently completed independent analysis confirms that the low capital cost to recommence operations will result in an excellent return on investment based only on the current defined resource. Exploration work continues to be conducted under the supervision of the Company's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo. Acme Analytical Laboratories Ltd. of Vancouver, B.C. completed all assays of the drill core.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

\- Tangent Management Corp.
or Investor Relations
\- Tel: (604) 642-0115